

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 5, 2009

Mr. Michael Cetrone
Chief Executive Officer and Chief Financial Officer
Cetrone Energy Company
11010 East Boundary Road
Elk, WA 99009

> **RE: Post Effective Amendment to Form S-1 filed on June 2, 2009**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Forms 10-Q and 10-Q/A for the period ended March 31, 2009**
> **File No. 333-153381**

Dear Mr. Cetrone:

        We have reviewed your response letter dated July 30, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Please file an amendment to your December 31, 2008 Form 10-K and your Form 10-Q for the quarter ended March 31, 2009 to file as exhibits corrected copies of the certifications required by Items 601(b)(31) and (b)(32) of Regulation S-K. The certifications you filed as exhibits to the Form 10-K/A#2 referred to your Form 10-K/A#1. The certifications you filed as exhibits to the Form 10-Q/A#2 referred to your Form 10-Q/A#1. Please be advised that the amendment to each report should include the entire report.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief